Exhibit 99.2

CTW CAYMAN

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares)

	As of January 31,	As of July 31,
	2026	2025
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$19,497,920	$12,208,630
Restricted cash	129,741	160,620
Accounts receivable, net	1,625,129	1,410,083
Deferred offering cost	—	1,429,523
Prepaid expenses and other current assets	2,867,509	2,866,243
Total current assets	24,120,299	18,075,099

Non-current assets:
Property, plant and equipment, net	1,198,179	1,098,679
Prepaid royalties, net	4,207,499	3,499,962
Investments in films and television programs, net	432,618	576,956
Advance to game developer, net	19,937,664	14,561,726
Deferred tax assets, net	62,968	49,067
Rights-of-use assets, net	7,415,273	6,782,354
Other noncurrent assets	4,916,847	1,858,413
Total non-current assets	38,171,048	28,427,157
TOTAL ASSETS	$62,291,347	$46,502,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,024,289	$2,377,279
Accrued advertising expenses	3,916,206	475,099
Tax payable	462,404	293,482
Lease liabilities - current	4,343,563	2,728,326
Accrued expenses and other current liabilities	3,192,831	2,549,763
Total current liabilities	14,939,293	8,423,949

Non-current liabilities:
Lease liabilities - noncurrent	3,142,682	4,222,089
Deferred tax liabilities, net	6,819,986	6,208,161
Total non-current liabilities	9,962,668	10,430,250
Total liabilities	24,901,961	18,854,199

Shareholders’ equity
Class A ordinary shares, par value $0.0001 per share, 200,000,000 shares authorized, 50,400,000 shares and 48,000,000 shares issued and outstanding as of January 31, 2026 and July 31, 2025, respectively.	5,040	4,800
Class B ordinary shares, par value $0.0001 per share, 20,000,000 shares authorized, 12,000,000 shares issued and outstanding as of January 31, 2026 and July 31, 2025	1,200	1,200
Additional paid-in capital	12,023,874	872,315
Statutory reserve	676,416	676,416
Retained earnings	30,701,099	31,862,339
Accumulated other comprehensive loss	(6,018,243)	(5,769,013)
Total Shareholders’ equity	37,389,386	27,648,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$62,291,347	$46,502,256

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CTW CAYMAN

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in U.S. dollars, except for number of shares)

	For the Six Months Ended January 31,
	2026	2025
Revenue	$40,932,347	$41,213,907
Cost and expenses:
Cost of revenue	13,876,078	9,942,740
General & administrative expenses	5,119,691	4,507,982
Research & development expenses	1,657,902	1,322,913
Sales and marketing expenses	22,027,806	25,982,034
Total cost and expenses	42,681,477	41,755,669

Loss from operations	(1,749,130)	(541,762)

Other income
Interest income, net	333,453	282,507
Foreign currency transaction gain	260,296	221,056
Other income	499,078	292,677
Other income , net	1,092,827	796,240

(Loss) income before income tax expense	(656,303)	254,478
Income tax provision (benefit)	504,937	(384,307)
Net (loss) income	(1,161,240)	638,785

Other comprehensive income
Foreign currency translation adjustment	(249,230)	(566,536)
Comprehensive (loss) income	$(1,410,470)	$72,249

Earnings per share
Basic and Diluted*	$(0.02)	$0.01

Weighted average number of ordinary shares
Basic and Diluted*	62,321,739	60,000,000

* Retrospectively restated for effect of share reorganization (see Note 13)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CTW CAYMAN

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in U.S. dollars, except for number of shares)

	Ordinary Shares				Additional			Accumulated other	Total
	Class A Shares*	Amount	Class B Shares*	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	Shareholders’ equity
Balance as of July 31, 2025	48,000,000	$4,800	12,000,000	$1,200	$872,315	$676,416	$31,862,339	$(5,769,013)	$27,648,057
Issuance of ordinary shares in initial public offering	2,400,000	240	—	—	9,237,867	—	—	—	9,238,107
Share-based compensation	—	—	—	—	1,913,692	—	—	—	1,913,692
Net loss	—	—	—	—	—	—	(1,161,240)	—	(1,161,240)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(249,230)	(249,230)
Balance as of January 31, 2026	50,400,000	5,040	12,000,000	1,200	12,023,874	676,416	30,701,099	(6,018,243)	37,389,386

Balance as of July 31, 2024	48,000,000	$4,800	12,000,000	$1,200	$849,848	$674,156	$28,036,036	$(5,726,586)	$23,839,454
Capital contribution	—	—	—	—	27,616	—	—	—	27,616
Net income	—	—	—	—	—	—	638,785	—	638,785
Foreign currency translation adjustment	—	—	—	—	—	—	—	(566,536)	(566,536)
Balance as of January 31, 2025	48,000,000	$4,800	12,000,000	$1,200	$877,464	$674,156	$28,674,821	$(6,293,122)	$23,939,319

*: Retrospectively restated for effect of share reorganization (see Note 13)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

CTW CAYMAN

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares)

	For the Six Months Ended January 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,161,240)	$638,785

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,109,775	1,323,096
Impairment of advance to game developers	750,416	1,113,863
Impairment of prepaid royalties	—	278,747
Amortization of right-of-use asset	1,514,860	1,017,089
Gain from disposal of property, equipment and software	—	(3,211)
Foreign currency exchange gain	(139,961)	(65,249)
Deferred income tax expenses	705,348	(510,750)
Share-based compensation	1,913,692	—
Changes in operating assets and liabilities:
Accounts receivable, net	(247,360)	(352,211)
Prepaid expenses and other current assets, net	(261,481)	954,348
Advance to game developers, net	(6,193,386)	(211,492)
Prepaid royalties, net	(1,198,137)	(730,946)
Other non-current assets	(978,578)	15,369
Accounts payable	713,339	(494,929)
Accrued advertising expenses	3,498,413	1,966,414
Tax payable	173,365	(471,055)
Accrued expenses and other current liabilities	1,055,017	(711,989)
Operating lease liabilities	(1,604,380)	(1,134,783)
Amount due to related parties	(30,706)	(36,003)
Net cash (used in) provided by operating activities	(381,004)	2,585,143

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(604,817)	(188,774)
Proceeds from disposal of property and equipment	—	27,765
Investments in films and television programs	(112,494)	(107,648)
Investments in software	(2,101,942)	—
Advances to third-party loan	—	(410,000)
Net cash used in investing activities	(2,819,253)	(678,657)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder’s contribution	—	27,848
Proceeds from issuance of shares - IPO	10,645,000	—
Deferred offering cost	—	(667,720)
Net cash provided by (used in) financing activities	10,645,000	(639,872)

Effect of exchange rate changes	(186,332)	(658,886)

Net change in cash, cash equivalents and restricted cash	7,258,411	607,728
Cash, cash equivalents and restricted cash, beginning of the period	12,369,250	14,594,265
Cash, cash equivalents and restricted cash, end of the period	$19,627,661	$15,201,993

Cash, cash equivalents and restricted cash, end of the period	$19,627,661	$15,201,993
Less: restricted cash, end of the period	129,741	129,127
Cash and cash equivalents, end of the period	$19,497,920	$15,072,866

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$—	$264,574
Cash paid for operating leases	$1,450,936	$1,174,328

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	$2,282,775	$1,126,466
Offering costs charged against additional paid-in capital	$1,107,209	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

CTW Cayman (the “Company”, together with its subsidiaries and its variable interest entities, the “Group”) was incorporated on November 15, 2024 under the laws of the Cayman Islands with limited liability. The Company through its operating subsidiaries in Japan and Singapore, primarily provides game distribution services and related services to game developers.

Reorganization

The Company began its business operations on August 14, 2013, with the establishment of CTW Inc. (“CTW Japan”) by the Founder, Chairman of the Board and Chief Executive Officer, Mr. Ryuichi Sasaki, in Tokyo, Japan. CTW Japan was wholly owned by Mr. Sasaki. In 2023, to explore international opportunities and prepare for the initial public offering (“IPO”) in the United States, the following entities were established and initiated the step I reorganization. On June 9, 2023, Bao Cayman (previously known as CTW Cayman) was established under the laws of the Cayman Islands as an exempted company with limited liability. Bao Cayman has no operations of its own and was established as an investment holding company. Bao Cayman is 100% owned by Mr. Sasaki. On September 29, 2023, Mr. Sasaki, transferred his 100% ownership interest in CTW Japan to Bao Cayman with nominal consideration. (the “Step I Reorganization”, together with the Step II Reorganization as described below, the “Reorganization”) After the transaction, CTW Japan became a wholly owned subsidiary of Bao Cayman. On September 11, 2023, CTW G123 Singapore Pte., Ltd. (“CTW Singapore”) was established in Singapore as a wholly owned subsidiary of Bao Cayman to provide game distribution and related services. Additionally, on October 12, 2023, AinekoX Co., Ltd. (“AinekoX”) was established in Taipei City, Taiwan by an executive of the Company, solely to provide art and design services to the Company. On March 4, 2024, Shanghai Tuwaii Tech Co., Ltd. (“Tuwaii”) was established in Shanghai, China by an executive of the Company, solely to provide technical support services to the Company. AinekoX and Tuwaii lack sufficient equity to finance their activities without additional subordinated financial support from the Company, and the Company has the power to direct activities of AinekoX and Tuwaii. The Company receives the economic benefits from AinekoX and Tuwaii and concluded that the Company is the primary beneficiary of AinekoX and Tuwaii.

Subsequent to the Step I Reorganization, the Company established CTW HK Limited (“CTW HK”) on November 29, 2024, as a wholly owned subsidiary in Hong Kong. On September 25, 2024, Beijing Weiyou Chuxin Tech Co, Ltd. (“WFOE”) was incorporated in the People’s Republic of China (“PRC”). On January 27, 2025, CTW Cayman acquired 100% ownership of Bao Cayman for nominal consideration. On November 25, 2024, CTW Japan established a wholly owned subsidiary, Change the World Corporation, in Seoul, South Korea. The Company established Shanghai Weiyouyi Chuxin Tech Co., Ltd. (“CTW Shanghai”) as a wholly owned subsidiary of WFOE and transferred all of Tuwaii’s assets and liabilities to CTW Shanghai for nominal consideration. (the “Step II Reorganization”, collectively with the Step I Reorganization, referred to as the “Reorganization.”)

The Reorganization has been accounted for as a recapitalization among entities under common control since Mr. Sasaki effectively controlled CTW Japan, Bao Cayman, CTW Cayman, Tuwaii and CTW Shanghai and all assets and liabilities transferred and exchanges of shares were recorded at historical cost. The equity structure was retroactively adjusted as if CTW Cayman had been in existence since the beginning of the periods presented.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The unaudited condensed consolidated financial statements as of January 31, 2026 and July 31, 2025 and for the six months ended January 31, 2026 and 2025 include the following entities:

Name of Entity	Date of Incorporation	Places of Incorporation	% of Ownership	Principal Activities
CTW Cayman	November 15, 2024	Cayman	Parent	Investment holding
Bao Cayman	June 9, 2023	Cayman	100% owned by CTW Cayman	Investment holding
CTW Inc. (“CTW Japan”)	August 14, 2013	Japan	100% owned by Bao Cayman	Game distribution and related services
CTW G123 Singapore Pte., Ltd. (“CTW Singapore”)	September 11, 2023	Singapore	100% owned by Bao Cayman	Game distribution and related services
CTW HK Limited (“CTW HK”)	November 29, 2024	Hong Kong	100% owned by CTW Cayman	Investment holding
Beijing Weiyou Chuxin Tech Co., Ltd. (“WFOE”)	September 25, 2024	Beijing, PRC	100% owned by CTW HK	Investment holding
Shanghai Weiyouyi Chuxin Technology Co., Ltd. (“CTW Shanghai”)	April 24, 2025	Shanghai, PRC	100% owned by WFOE	Research and development center
Shanghai Tuwaii Tech Co., Ltd. (“Tuwaii”)	March 4, 2025 (Inactive since May 2025)	Shanghai, PRC	VIE	Research and development center
Shanghai Cangyuan Zhidian Tech Co., Ltd. (“Cangyuan”)*	November 26, 2025	Shanghai, PRC	VIE	Platform development and end-user support
Change the World Corporation (“CTW Korea”)	November 25, 2024	Seoul, South Korea	100% owned by CTW Japan	Platform development and end-user support
AinekoX Co., Ltd. (“AinekoX”)	October 12, 2023	Taiwan	VIE	Art and design center
CTW US Inc. (“CTW US”)	April 3, 2025	Delaware, USA	100% owned by CTW Cayman	Platform development and end-user support

*:	On November 26, 2025, Mr. Ryuichi Sasaki, the Founder, Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Hairihan Tong, the Company’s Chief Technology Officer, established Shanghai Cangyuan Zhidian Tech Co., Ltd. (“Cangyuan”) in the PRC. Cangyuan was established to explore potential game distribution and related opportunities in Mainland China.

Immediately following the establishment of Cangyuan, the Company, through its wholly foreign-owned enterprise in the PRC (“WFOE”), entered into a series of contractual arrangements with Cangyuan and its equity holders (the “Cangyuan VIE Agreements”), including but not limited to exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements, powers of attorney and loan agreements. These agreements are designed to provide the Company with (i) the power to direct the activities of Cangyuan that most significantly impact its economic performance, and (ii) the right to receive substantially all of the economic benefits from Cangyuan.

Cangyuan is considered a VIE due to the lack of sufficient equity at risk and because its equity holders, including Mr. Sasaki and Mr. Tong, as related parties of the Company, do not have the characteristics of a controlling financial interest. The Company evaluated the Cangyuan VIE Agreements under the guidance of ASC 810, Consolidation, and concluded that it has the power to direct the activities that most significantly impact the economic performance of Cangyuan and has the obligation to absorb losses and the right to receive benefits that could potentially be significant. Accordingly, the Company is the primary beneficiary of Cangyuan.

As of January 31, 2026, Cangyuan had not commenced significant operations, and the financial position and results of operations of Cangyuan were not material to the Company’s consolidated financial statements. The Company will continue to monitor the development of Cangyuan and reassess consolidation conclusions as necessary.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The following table sets for the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs, which were included in the Group’s unaudited condensed consolidated financial statements before elimination of intercompany balances and transactions between the Group and the VIEs.

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Total current assets	$731,275	$963,273
Total assets	$4,946,730	$5,930,103
Total current liabilities	$1,297,542	$1,308,319
Total liabilities	$4,800,549	$5,984,922

	For the Six Months Ended January 31,
	2026 (Unaudited)	2025 (Unaudited)
Net revenue	$3,597,156	$2,707,994
Net income	$181,499	$61,432

	For the Six Months Ended January 31,
	2026 (Unaudited)	2025 (Unaudited)
Net cash provided by (used in) operating activities	$20,762	$408,945
Net cash used in investing activities	$(55,640)	$94,489
Net cash provided by financing activities	$—	$—

Total current assets and total assets of the VIEs include amounts due from the Group of $447,285 and $194,661, respectively, as of January 31, 2026 and July 31, 2025. Total current liabilities and total liabilities of the VIEs include amounts due to the Group of $1,017,162 and $1,227,896, respectively, as of January 31, 2026 and July 31, 2025. During the six months ended January 31, 2026 and 2025, the VIEs earned intercompany revenue of $3,597,156 and $2,707,994, respectively. All of these balances and transactions have been eliminated in consolidation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the Group’s unaudited condensed consolidated financial position, results of operations and cash flows have been included. Operating results for the six months ended January 31, 2026 are not necessarily indicative of the results that may be expected for the year ending July 31, 2026. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and related notes as of and for the year ended July 31, 2025.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the unaudited condensed consolidated financial statements. Actual results could differ from those estimates. There were no material changes to the Group’s significant estimates from those disclosed in the audited consolidated financial statements as of and for the year ended July 31, 2025, except for updates made in the ordinary course of preparing interim financial statements.

Summary of significant accounting policies and interim disclosure basis

There have been no material changes to the Group’s significant accounting policies from those disclosed in the audited consolidated financial statements as of and for the year ended July 31, 2025, except as disclosed in these notes. Certain annual disclosures have been condensed or omitted consistent with interim reporting requirements.

The Group continues to qualify as an emerging growth company and has elected to use the extended transition period for complying with new or revised accounting standards.

Cash and cash equivalents

Cash and cash equivalents include currency on hand and deposits held by banks and financial institutions that can be added or withdrawn without limitation. The Company holds most of its cash and cash equivalents in Japan and the United States. The deposits for payment and settlement purposes held by banks and certain specified financial institutions in Japan are insured by Deposit Insurance Corporation of Japan (“DICJ”) without any coverage limit while the general deposits are covered by insurance provided by DICJ with a maximum limitation of JPY 10,000,000 (approximately $64,792) per depositor per financial institution. The deposits held by banks and financial institutions in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to USD 250,000 per depositor per insured financial institution. The deposits held by banks and financial institutions in Singapore are insured by Singapore Deposit Insurance Corporation Limited (“SDIC”) with a maximum limitation of SGD 100,000 (approximately $78,746) per depositor per financial institution. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of January 31, 2026 and July 31, 2025, the Group did not have any cash equivalents.

Restricted Cash

Restricted cash consists of cash used as security deposits to secure its leases and to meet certain requirements related to international money transfers. The Group is required to keep certain amounts on deposit that are subject to withdrawal restrictions. These security deposits at the bank are refundable only when the related agreements are terminated. The restricted cash is classified as a current asset if the related agreements are expected to be terminated within one year, and as a non-current asset if otherwise.

Expected credit loss

The Group adopted Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 326 “Financial Instruments — Credit Losses” (“ASC 326”) on August 1, 2023 by applying the modified retrospective approach. The adoption of ASC 326 did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s accounts receivable, loan to third party, which are included in the prepaid expenses and other current assets in the condensed consolidated balance sheets, and deposits which are included in the other noncurrent assets in the condensed consolidated balance sheets are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, the Group estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For deposit and loan to third party, the Group uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts receivable, net

Accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has an unconditional right to consideration for services provided to its customers. The allowance for credit losses as of January 31, 2026 and July 31, 2025 was $nil and $nil, respectively.

Advance to game developers, net

Advance to game developers, net represents advances made to game developers to support their game development activities. There were no material changes to the Group’s accounting policy for advances to game developers during the six months ended January 31, 2026. As of January 31, 2026 and July 31, 2025, valuation provisions of $562,396 and $8,115,468, respectively, had been provided for advances to game developers.

Prepaid royalties, net

The Group evaluates the expected future realization of prepaid royalties each quarter. There were no material changes to the Group’s accounting policy for prepaid royalties during the six months ended January 31, 2026. For the six months ended January 31, 2026 and 2025, the Group incurred impairment losses on prepaid royalties of $nil and $278,747, respectively.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities and other payables, and income taxes payable, approximated the fair value of the respective assets and liabilities as of January 31, 2026 and July 31, 2025 based upon the short-term nature of the assets and liabilities.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	17 – 29 years
Leasehold improvement	Lesser of useful life and lease term
Automobiles	3 – 6 years
Office and electric equipment	3 – 10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income.

Leases

Effective August 1, 2021, the Group adopted ASC 842, Leases. The adoption of this standard did not have a material impact on the Group’s unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Group leases administrative office, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Group also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability.

Investment in films and television programs

Investment in films and television programs includes the unamortized costs of films and television programs. From time to time, the Company entered into certain investment and collaboration agreements with other qualified investors and the production management entities pursuant to which the Company agreed to invest a fixed amount of money in the respective Japanese animation films and television programs in exchange for a share of revenue proportional to its investment percentage after deducting operating expenses, administrative fees and related taxes. The initial investment in films and television programs is capitalized when incurred and subsequently amortized over the estimated period of use.

Internal-use software development costs

The Company accounts for internal-use software in accordance with ASU 2025-06, adopted effective August 1, 2025 on a prospective basis.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software and hosted cloud computing arrangements. Costs capitalized primarily include, 1) payroll and payroll-related costs for employees directly involved in software development activities; 2) fees paid to third-party developers and consultants; and 3) certain implementation and configuration costs associated with cloud-based software arrangements.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalization begins when (a) management authorizes and commits to funding the software project, and (b) it is probable that the project will be completed and the software will be used to perform its intended function ("probable-to-complete recognition threshold"). Significant development uncertainty exists if the software involves technological innovations, novel or unproven features not yet resolved by coding/testing, or if performance requirements are not fully identified. During this period of uncertainty, costs are expensed as incurred. Capitalization ceases when the software project is substantially complete and ready for its intended use, which typically occurs after all substantial testing is completed.

Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the related software once placed into service and amortized over the term of the hosting arrangement.

For the six months ended January 31, 2026, the Company capitalized $2,101,942 qualifying internal-use software development cost.

Deferred offering costs

The Group complies with ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the unaudited condensed consolidated statements of comprehensive income. As of January 31, 2026 and July 31, 2025, deferred IPO costs were $nil and $1,429,523, respectively.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily prepaid royalties, property and equipment and investment in films and television programs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the six months ended January 31, 2026 and 2025, the Group had impairment losses of $nil and $nil, respectively, related to its investment in films and television programs.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718 Compensation—Stock Compensation. Share-based compensation cost is measured at the grant-date fair value of equity awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective awards. For awards that vest immediately, compensation cost is recognized in full on the grant date. The Company recognizes forfeitures as they occur.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The determination of fair value using this model requires management to make assumptions and judgments regarding a number of variables, including the expected term of the awards, the expected volatility of the Company’s common stock, the risk-free interest rate, and the expected dividend yield. The Company estimates expected volatility based on the historical volatility of comparable publicly traded companies, as the Company has limited historical trading data for its own common stock. The expected term of stock options is estimated using the simplified method, as appropriate. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for instruments with a term commensurate with the expected term of the awards. The expected dividend yield is assumed to be zero, as the Company has no history of paying dividends and does not expect to pay dividends in the foreseeable future.

For the six months ended January 31, 2026, the Company granted stock options that were fully vested on the grant date; accordingly, the related share-based compensation cost was recognized immediately upon grant. No stock options were exercised during the six months ended January 31, 2026.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Group generates its revenues primarily through sales of its services to game developers and recognizes revenue in accordance with ASC 606. The core principle requires an entity to recognize revenue to depict the transfer of controls over goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Group (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Group records its revenue.

The Group enters into contracts with third-party game developers to provide a range of services, including but not limited to facilitating the use of intellectual property (IP) derived from Japanese animation titles for game development and offering game distribution services. Each contract contains one game expected to be developed by the game developer and the associated services to be provided by the Group for the game. Game developers use these services to develop and monetize Japanese animation IP-based games through the Group’s HTML 5 gaming platform at G123.jp. In return, the Group receives a fixed proportion of the end-users’ in-game purchase amount, representing the variable consideration for the services rendered. Each contract generally allows the game developer to develop a specific game using the IP access to them in a period of two to three years. In general, the Group has distributed the developed games on behalf of game developers through its platform, enabling end users to access games for an initial period of three years from the date the game is launched. The game developers are responsible for fulfilling gaming activities and providing in-game items to end users upon request. End users purchase in-game items within the games, and the order information including the amount to be collected is transferred from the game to the Group, which partners with various payment processing companies to facilitate payment collection from end users. Based on the payment status, game developers deliver the requested in-game items to end users. The price as well as the useful lives of in-game items vary and are solely defined and controlled by the game developers. The Group does not provide any incentive to end users for their purchase of in-game items. The Group does not control or have the ability to modify the games. All intellectual property rights to the games remain with the game developers. These services provided to the game developers represent the Group’s ordinary activities, aligning with its operational objectives. Accordingly, the Group identifies game developers as its customers, and these contracts meet the criteria for a customer contract under ASC 606.

The Group has determined that its contracts with game developers includes up to four distinct performance obligations: (1) providing access to IP-related content for game development, (2) online gaming distribution services, (3) game development support services, and (4) game marketing and advertising services. These performance obligations all comprise series of services that are satisfied over time, as customers simultaneously receive and consume the benefits of the services as the Group performs. These services are provided throughout the contractual term and cannot be selectively used, paused, or opted out of by game developers once the contract is in effect.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The variable consideration to be received by the Group relates to the uncertainties inherent in the benefits to and usage by the game developers, as it is directly linked to the actual in-game purchase amounts generated by end users. In accordance with ASC 606-10-32-40, the Group’s variable consideration arrangement with its customers qualifies for the variable consideration allocation exception.  In accordance with ASC 606-10-32-39, the Company allocates the variable consideration to the distinct time periods (e.g., each month) in which the services are provided, rather than across the entire contract. The Company recognizes revenue monthly based on the actual top-up amounts multiplied by the predetermined fixed revenue share percentage, which reflects the value of services transferred during that period. The allocation among the four performance obligations is not further disaggregated, as the total transaction price earned each day or month is fixed and measurable, and no additional allocation is required. This amount of revenue recognized served as an appropriate measure of the value received by the customers. Other than the aforementioned variable consideration, there is no other fixed and variable fee arrangement between the Group and its customers. The Group does not allow refund for services provided and the Group does not provide any incentive to game developers for services provided.

As part of the online gaming distribution services, the Group collects in-game purchase amounts from end-users on behalf of game developers from third-party payment processing companies such as PayPal. The Group withholds its share of the in-game purchase amount. The balance to be paid to game developers is initially recognized as a liability and derecognized when paid. $2,627,155 and $2,369,304 was payable to game developers related to their share of in-game purchases and recorded in accounts payable in the condensed consolidated balance sheets as of January 31, 2026 and July 31, 2025, respectively.

Contract Assets and Liabilities

The Group did not have material contract assets or contract liabilities as of January 31, 2026 and July 31, 2025. The Group provides advances to game developers to support their game development activities. See “Advance to game developers, net” above for the Group’s accounting policies related to advances to game developers.

Disaggregation of Revenues

The Group disaggregates its revenue from contracts by end users’ geographic locations, as the Group believes this presentation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the six months ended January 31, 2026 and 2025 is as follows:

	For the Six Months Ended January 31,
	2026	2025
Japan	$28,001,147	$29,359,316
Korea	4,556,323	4,448,606
Taiwan, Hong Kong and Macau	3,016,593	2,177,242
North America	2,912,624	2,916,368
Europe	1,327,806	1,213,472
Other	1,117,854	1,098,903
Total revenue	$40,932,347	$41,213,907

Cost of revenue

The Group’s cost of revenue primarily consists of royalties paid to intellectual property holders, cost associated with the provision of game developer support services, the maintenance of the Group’s G123 game distribution platform, transaction fees for payment processing and etc.

Advertising expenses

Advertising expenses primarily include advertisements for the Group’s G123 gaming platform and games distributed on the platform. Advertising costs are expensed as incurred. Advertising expenses charged to selling and marketing expenses in the unaudited condensed consolidated statements of comprehensive income were $18,760,029 and $24,651,703 for the six months ended January 31, 2026 and 2025, respectively.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

In connection with the design and development of our distribution platform and related tools and technology, the Group expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, testing costs, and depreciation for property and equipment used in the research and development activities.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

No significant penalties or interest relating to income taxes were incurred during the six months ended January 31, 2026 and 2025. The Group does not believe there was any material uncertain tax provision as of January 31, 2026 and July 31, 2025.

The Group’s subsidiary in Japan are subject to the income tax laws of Japan. As of July 31, 2025, the tax years ended July 31, 2023 through July 31, 2025 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiaries in Singapore, the People’s Republic of China (“PRC”), Hong Kong, and the United States, as well as, its VIEs in the PRC and Taiwan, are subject to income taxes in their respective jurisdictions. As of July 31, 2025, the tax years since the years of incorporations of these subsidiaries and VIEs through July 31, 2025 remain open for statutory examination by the relevant taxing authorities.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings Per Share.” Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect of potential ordinary shares, if any. As of January 31, 2026 and July 31, 2025, there were no dilutive shares, subject to management confirmation.

Risks and uncertainties

Political and economic risk

The Group distributes games to global end users on behalf of game developers. For the six months ended January 31, 2026 and 2025, a significant portion of the Group’s revenue was ultimately contributed by end users in Japan, the United States, South Korea and Taiwan. Accordingly, the Group’s business, financial condition and results of operations may be influenced by political, economic and legal environments in these jurisdictions.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

As of January 31, 2026 and July 31, 2025, $3,005,477 and $961,946 of the Group’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of January 31, 2026 and July 31, 2025, $2,388,907 and $10,204,181 of the Group’s cash was on deposit at financial institutions in Singapore, respectively, which were insured by Singapore Deposit Insurance Corporation Limited subject to certain limitations. As of January 31, 2026 and July 31, 2025, $460,452 and $518,847 of the Group’s cash was on deposit at financial institutions in Taiwan, respectively, which were insured by Central Deposit Insurance Corporation (“CDIC”) subject to certain limitations. As of January 31, 2026 and July 31, 2025, $59,726 and $534,082 of the Group’s cash was on deposit at financial institutions in PRC, respectively, which were insured by Deposit Insurance Fund Management Co., Ltd. (“DIFM”) subject to certain limitations. As of January 31, 2026 and July 31, 2025, $13,712,941 and $149,604 of the Group’s cash was on deposit at financial institutions in the United States, respectively, which were insured by FDIC subject to certain limitations. The Group has not experienced any losses in such accounts in each of the respective jurisdictions.

Accounts receivable are typically unsecured and derived from in-transit end-user top-ups to be received from third-party payment processing companies. These balances generally settle within a few days to a week. Management should confirm subsequent collection of accounts receivable outstanding as of January 31, 2026.

Concentrations

As of January 31, 2026 and July 31, 2025, majority of the Group’s assets were located in Japan, Singapore and the United States.

The Group’s revenue was ultimately generated from end-users’ in-game purchases. Revenue generated from end users located in Japan accounted for 68.41% and 71.24% of revenue for the six months ended January 31, 2026 and 2025, respectively.

Revenue from significant customers and related games representing 10% or more of the Group’s revenue for the respective years are summarized as follows:

	For the Six Months Ended January 31,
	2026 (Unaudited)	2025 (Unaudited)
Customer E (Game: Arifureta: From Commonplace to World’s Strongest Rebellion Soul)	19.28%	*	%
Customer E (Other games)	4.64%	*	%
Customer E subtotal	23.92%	*	%
Customer A (Game: Vivid Army)	23.45%	28.61%
Customer A (Other games)	0.02%	*	%
Customer A subtotal	23.47%	28.61%
Customer D (Game: High School D×D Operation Paradise Infinity)	12.32%	15.87%
Customer D (Other games)	0.34%	*	%
Customer D subtotal	12.66%	*	%
Customer F (Game: I've Been Killing Slimes for 300 Years and Maxed Out My Level: Witchcraft)	6.51%	*	%
Customer F (Game:Crayon Shinchan My Sugoroku Great Strategy)	4.12%	*	%
Customer F subtotal	10.63%	*	%
Customer B (Game: Queens Balde)	* %	11.91%
Customer B (Game: Strike the Blood Daybreak)	* %	2.65%
Customer B subtotal	* %	14.56%
Customer C (Game: So I’m a Spider, So What? Labyrinth Ruler)	* %	15.87%

*:	Revenue from the customer and the related games representing less than 10% of the Group’s revenue for the respective years.

	As of
	January 31, 2026 (Unaudited)		July 31, 2025
Customer A	57.82%		51.00%
Customer D	*	%	14.02%

*:	Accounts payable due to the customer representing less than 10% of the Group’s accounts payable as of respective date

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of January 31, 2026 and July 31, 2025 are as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Payment processing company I	53.1%	65.9%
Payment processing company II	10.8%	12.7%

*:	Accounts receivable due from these payment processing companies as of the respective period is less than 10%.

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the six months ended January 31, 2026 and 2025 are as follows:

	For the Six Months Ended January 31,
	2026 (Unaudited)	2025 (Unaudited)
Supplier X	37.61%	17.65%
Supplier Y	17.27%	26.96%

Foreign currency translation

The functional currency for CTW Cayman and its subsidiaries in Hong Kong and Singapore are U.S Dollar (“US$”). The Group’s functional currency for its Japanese subsidiary is the Japanese Yen (“JPY”). The functional currency for its Taiwan VIE is the New Taiwan Dollars (“NTD”) and the functional currency for its subsidiaries in mainland China is Chinese Yuan (“CNY”). The Group’s Consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the Consolidated financial statements in this report:

31-Jan-26		31-Jan-25		31-Jul-25
Year-end spot rate	Average rate	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$1=JPY154.3400	US$1=JPY152.3198	US$1=JPY154.9100	US$1=JPY150.4900	US$1=JPY150.6000	US$1=JPY148.6506
US$1=RMB6.9510	US$1=RMB7.0897	US$1=RMB7.2422	US$1=RMB7.1818	US$1=RMB7.2002	US$1=RMB7.2067
US$1=TWD31.5100	US$1=TWD30.8451	US$1=TWD32.8500	US$1=TWD32.3482	US$1=TWD29.9100	US$1=TWD31.8010

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has adopted this guidance effective August 1, 2025 and the adoption of this ASU does not have a material impact on Group’s unaudited condensed consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. The amendments in this ASU remove the various references to FASB Concept Statements from the codification to make clear distinction between authoritative and non-authoritative literature in the codification. This is ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The adoption of this ASU is not expected to have a material impact on the Group’s unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40”. This ASU addresses improvements to disclosures surrounding operating expenses, including purchases of inventory, employee compensation, depreciation, amortization, and depletion, which are all normally included in common expense captions on the face of the income statement. Any expenses remaining in relevant expense captions that are not disaggregated should be accompanied with a qualitative disclosure as to their nature. This ASU is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the effect this standard will have on its unaudited condensed consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Accounting for Internal-Use Software. This ASU provides updated guidance on the accounting for internal-use software, including clarifying the scope of software arrangements, aligning the capitalization guidance for certain cloud computing and software development arrangements, and enhancing consistency in the recognition of implementation costs. The Company early adopted ASU 2025-06 on August 1, 2025, on a prospective basis. Accordingly, the updated guidance is applied to qualifying costs incurred on or after the adoption date, while prior period amounts were not adjusted. Since adoption, the Company has capitalized approximately $2.1 million of qualifying internal-use software and cloud computing implementation costs, which are included within other noncurrent assets in the consolidated balance sheets. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position or cash flows; however, it reduced operating expenses and net loss for the period by the amount capitalized, and may affect the timing of expense recognition for such costs in future periods.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Accounts receivable	$1,625,129	$1,410,083
Allowance for credit losses	—	—
Accounts receivable, net	$1,625,129	$1,410,083

The Group’s accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers.

NOTE 4 — ADVANCE TO GAME DEVELOPERS, NET

Advance to game developers, net consist of the following:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Advance to game developers	$20,500,060	$22,677,194
Less: allowance for credit loss	(562,396)	(8,115,468)
Advance to game developers, net	$19,937,664	$14,561,726

Movements in advances to game developers are as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Beginning balance	$22,677,194	$22,134,756
Additional investments	7,776,480	7,379,759
Amortization	(1,487,620)	(3,433,290)
Write-off	(8,607,108)	(3,375,786)
Foreign currency translation adjustments	141,114	(28,245)
Ending balance	20,500,060	22,677,194
Less: allowance for credit loss	(562,396)	(8,115,468)
Advance to game developers, net	$19,937,664	$14,561,726

Provision for valuation allowance movement is as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Beginning balance	$(8,115,468)	$(7,967,665)
Additions	(892,557)	(3,157,669)
Reversals	1,049	10,258
Write-off	8,607,108	3,375,786
Foreign currency translation adjustments	(162,528)	(376,178)
Ending balance	$(562,396)	$(8,115,468)

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of January 31, 2026 and July 31, 2025:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Tax recoverable	461,071	843,175
Prepaid IP collaboration fee	581,832	599,933
Loan to third party	410,000	410,000
Prepaid rental expenses	198,107	354,485
Prepaid SaaS service costs	583,316	200,424
Prepaid advertising expenses	—	64,843
Others	633,183	393,383
Prepaid expenses and other current assets	$2,867,509	$2,866,243

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Office equipment	$931,833	$828,933
Leasehold improvements	865,126	591,895
Automobile	611,099	532,058
Land	129,736	132,957
Building	107,846	110,525
Subtotal	2,645,640	2,196,368
Construction in progress	—	177,909
Less: accumulated depreciation	(1,447,461)	(1,275,598)
Property, plant and equipment, net	$1,198,179	$1,098,679

Depreciation expense was $468,891 and $186,075 for the six months ended January 31, 2026 and 2025, respectively.

NOTE 7 — PREPAID ROYALTIES, NET

Movement in prepaid royalties is as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Beginning balance	$3,499,962	$3,660,198
Addition investments	1,198,137	2,024,883
Amortization	(395,280)	(1,698,654)
Impairments	—	(483,149)
Foreign currency translation adjustments	(95,320)	(3,316)
Ending balance	$4,207,499	$3,499,962

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — INVESTMENT IN FILMS AND TELEVISION PROGRAMS, NET

Movement in investment in films and television programs is as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Beginning balance	$576,956	$800,033
Addition investments	111,021	258,882
Amortization	(241,379)	(483,700)
Impairments	—	—
Foreign currency translation adjustments	(13,980)	1,741
Ending balance	$432,618	$576,956

NOTE 9 — OTHER NONCURRENT ASSETS

As of January 31, 2026 and July 31, 2025, other noncurrent assets consist of the followings:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Deposits	$2,781,742	$1,830,420
Long-term prepaid expense	1,620	6,640
Capitalized SaaS implementation cost	2,126,122	—
Other	7,363	21,353
Other noncurrent assets	$4,916,847	$1,858,413

NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of January 31, 2026 and July 31, 2025 consisted of the following:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Accrued payroll and employee benefits	$1,630,388	$1,379,766
Accrued communication expense	423,021	336,932
Accrued legal fee	827	309,672
Credit card payable	123,459	64,341
Accrued license fee	213,814	58,433
Unpaid advance payment to a game developer	286,885	—
Due to related parties(1)	77,409	47,688
Unearned revenue	145,729	145,000
Others	291,299	207,931
Accrued expenses and other current liabilities	$3,192,831	$2,549,763

(1)	Due to related parties related to unreimbursed expenses paid by management on behalf of the Group.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LEASES

The Group’s leasing activities primarily consist of operating leases for its offices with terms ranging from 1 to 6 years. There were no material changes to the Group’s lease accounting policy during the six months ended January 31, 2026. The Group’s right-of-use assets and lease liabilities as of January 31, 2026 and July 31, 2025 are as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Operating lease right-of-use assets	$7,415,273	$6,782,354

Operating lease liabilities - current	$4,343,563	$2,728,326
Operating lease liabilities - noncurrent	3,142,682	4,222,089
Total lease liabilities	$7,486,245	$6,950,415

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.39	3.84
Weighted average discount rate	3.40%	2.55%

During the six months ended January 31, 2026 and 2025, the Company incurred total operating lease expenses of $2,208,699 and $1,056,633, respectively.

The following table summarizes the maturity of operating lease liabilities as of July 31, 2025:

Amount
For the twelve months ending January 31,
2027	$1,605,030
2028	2,338,523
2029	1,656,150
2030	1,353,880
2031	795,077
After 2031	216,839
Total lease payments	7,965,499
Less: imputed interest	(479,254)
Total lease liabilities	$7,486,245

Supplemental cash flow information related to leases for the six months ended January 31, 2026 and 2025 is as follows:

	For the Six Months Ended January 31,
	2026 (Unaudited)	2025 (Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases included in cash from operating activities	$1,450,936	$1,174,328
Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	$2,282,775	$1,126,466

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES

(a) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Japan

The Group’s subsidiary in Japan is primarily subject to Japanese national and local income taxes, including corporate income tax, inhabitant tax, and enterprise tax, which, in the aggregate, represented a statutory income tax rate of approximately 34.59% for the six months ended January 31, 2026 and 2025.

On March 31, 2025, Japan enacted tax legislation introducing a defense-related surtax (the “Defense Special Corporate Tax”), which increases the statutory corporate income tax rate applicable to the Group’s Japanese subsidiary to approximately 35.43% for fiscal years beginning on or after April 1, 2026.

In accordance with ASC 740, Income Taxes, the effect of the change in enacted tax rate is recognized in the period of enactment, including the remeasurement of deferred tax assets and liabilities using the newly enacted tax rate. Accordingly, deferred tax balances are measured at the applicable enacted tax rates based on the expected timing of reversal of temporary differences. The impact of this change was not material to the Company’s consolidated financial statements.

Singapore

The Group’s subsidiary in Singapore is subject to Singapore Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

Hong Kong

CTW HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, CTW HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2026 and 2025, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

The Group’s subsidiaries that are incorporated in the PRC are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemptions may be granted on a case-by-case basis. During the six months ended January 31, 2026 and 2025, substantially all of the Group’s subsidiaries and VIEs in the PRC qualified for preferential tax treatment as small and low-profit enterprises, resulting in a reduced effective tax rate. However, CTW Shanghai ceased to qualify for such preferential tax treatment beginning in the calendar year 2026 and is subject to the standard statutory enterprise income tax rate of 25%.

Taiwan

The Group’s VIE that are incorporated in Taiwan is subject to corporate income taxes at the rate of 20% on the estimated assessable profits.

The components of the income tax provision are as follows:

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current tax provision
Outside of Japan	$(331,261)	$120,918
Inside of Japan	130,950	1,786
	(200,411)	122,704
Deferred tax provision (benefit)
Outside of Japan	1,190,853	98,732
Inside of Japan	(485,505)	(605,743)
	705,348	(507,011)

Total income tax provision	$504,937	$(384,307)

Deferred tax assets, net and deferred tax liabilities are composed of the following:

	As of January 31,	As of July 31,
	2026	2025
	(Unaudited)	(Unaudited)
Deferred tax assets:
Fixed assets depreciation adjustment	$97,308	$85,190
Software depreciation adjustment	—	51,958
Amortization of investment in films and TV series	250,578	165,146
Accrued asset retirement obligation	61,953	56,735
Operating lease liabilities	1,276,635	1,555,157
Net operating loss	1,450,905	357,947
Total deferred tax assets	3,137,379	2,272,133
Valuation allowance	(1,420,384)	(49,909)
Total deferred tax assets, net of valuation allowance	1,716,995	2,222,224
Net off with deferred tax liabilities	(1,654,027)	(2,173,157)
Deferred tax assets, net	$62,968	$49,067

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

	As of January 31,	As of July 31,
	2026	2025
Deferred tax liabilities
Advance to game developers	$4,904,363	$3,782,403
Prepaid royalties and prepaid expenses	1,651,981	1,373,710
Right-of-use assets	1,298,285	1,534,321
Realized contingent gains	—	1,607,769
Foreign interest	93,682	83,115
Capitalized SaaS costs	517,133	—
Other	8,569	—
Total deferred tax liabilities	8,474,013	8,381,318
Net off with deferred tax assets	(1,654,027)	(2,173,157)
Deferred tax liabilities, net	$6,819,986	$6,208,161

Movement of the valuation allowance:

	For the Six Months Ended January 31,	For the Years ended July 31,
	2026	2025
	(Unaudited)
Beginning balance	49,909	$56,911
Current year addition	1,420,384	—
Current year reversal	(48,396)	(11,560)
Exchange difference	(1,513)	4,558
Ending balance	$1,420,384	$49,909

The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES (cont.)

The following table reconciles the Federal statutory rate to the Group’s effective tax rate for the six months ended January 31, 2026 and 2025:

	For the six months ended
	January 31,
	2026		2025
	(Unaudited)		(Unaudited)
U.S. federal statutory tax rate	$(137,824)	21.00%	$53,440	21.00%
State and local income taxes, net of federal income tax effect	—	—%	—	—%
Foreign tax effects
Japan	(184,054)	28.04%	(237,639)	(93.38)%
Cayman Islands	81,637	(12.44)%	—	—%
Other countries	(82,127)	12.51%	36,407	14.31%
Return-to-provision true-up adjustment	(332,660)	50.69%	—	—%
Effect of change in tax rates	113,629	(17.31)%	—	—%
Loss of preferential tax treatment	343,461	(52.33)%	—	—%
Change in valuation allowance
Singapore	736,560	(112.23)%	—	—%
Taiwan	(48,396)	7.37%	44,081	17.32%
Other countries	183	(0.03)%	—	—%
Non-deductible expenses	14,528	(2.15)%	(280,596)	(110.26)%
Provision for income taxes	$504,937	(76.88)%	$(384,307)	(151.02)%

The following table reconciles the Japanese statutory rate to the Group’s effective tax rate for the six months ended January 31, 2026 and 2025:

	For the six months ended
	January 31,
	2026		2025
	(Unaudited)		(Unaudited)
Japan statutory income tax rate	$(227,016)	34.59%	$88,024	34.59%
Foreign tax effects
Singapore	(87,824)	13.38%	(283,985)	(111.60)%
Cayman Islands	134,468	(20,49)%	—	—%
Other countries	(141,996)	21.64%	48,169	18.93%
Return-to-provision true-up adjustment	(332,660)	50.69%	—	—%
Effect of change in tax rates	113,629	(17.31)%	—	—%
Loss of preferential tax treatment	343,461	(52.33)%	—	—%
Change in valuation allowance
Singapore	736,560	(112.23)%	—	—%
Taiwan	(48,396)	7.37%	44,081	17.32%
Other countries	183	(0.03)%	—	—%
Non-deductible expenses	14,528	(2.14)%	(280,596)	(110.26)%
Provision for income taxes	$504,937	(76.88)%	$(384,307)	(151.02)%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(b) Taxes payable

Taxes payable consist of the following:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Income tax payable	$130,230	$52,758
Consumption tax payable in Japan	332,174	240,724
Total tax payable	$462,404	$293,482

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHAREHOLDERS’ EQUITY

CTW Cayman was incorporated as an exempted company with limited liability under the laws of Cayman Islands on November 15, 2024. The Company is authorized to issue 500,000,000 ordinary shares, par value $0.0001 per share and 1 ordinary share were issued on November 15, 2024.

On May 15, 2025, the Company completed the following share re-structure: 1) 200,000,000 authorized but unissued ordinary shares in the capital of the Company each be redesignated as a Class A ordinary share of US$0.0001 par value each; 2) the one issued and 19,999,999 authorized but unissued ordinary shares in the capital of the Company each be redesignated as a Class B ordinary share of US$0.0001 par value each; 3) the remaining 280,000,000 authorized but unissued ordinary shares be redesignated as share of a par value of US$0.0001 each of such class or classes as the Board of Directors may determine in accordance with the Amended M&A; 4) re-designated the 1 ordinary share beneficially owned by Mr. Sasaki, Founder, CEO and Chairman of Board of Directors, then issued and outstanding into Class B ordinary shares on a one-for-one basis; 5) the Company issued 48,000,000 Class A ordinary shares and 11,999,999 Class B ordinary shares to Mr. Sasaki, Founder, CEO, and Chairman of Board of Directors. (“Share Reorganization”)

Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and will not be convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share will be entitled to ten (10) votes, subject to certain conditions, and will be convertible into one Class A ordinary share at any time by the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder thereof to any non-affiliate of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share.

Statutory reserve

One of the Company’s operating subsidiaries, CTW Japan, was incorporated as a company limited by shares under the laws of Japan on August 14, 2013. CTW Japan allocated JPY 69,500,000 ($673,339) to capital reserve as of January 31, 2026 and July 31, 2025. There were no material changes to the related statutory reserve requirements during the six months ended January 31, 2026.

In accordance with the PRC Company Law, entities incorporated in side of mainland China are required to allocate statutory reserves, appropriated from net profit as reported in their PRC statutory accounts. As of January 31, 2026 and July 31, 2025, the Company’s subsidiaries and VIEs incorporated in mainland China collectively attributed $3,077  and $3,077 of retained earnings to statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Restricted amounts include paid-in capital and statutory reserves, as determined under local generally accepted accounting principles in each jurisdiction where the Company’s subsidiaries operate. As of January 31, 2026 and July 31, 2025, restricted net assets of the Company’s subsidiaries were $1,554,731 and $1,554,731, respectively.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SHARE-BASED COMPENSATION

On December 17, 2025, the Company granted 2,000,000 stock options to employees. As the awards were fully vested on the grant date, the Company recognized the entire grant-date fair value of the options as share-based compensation expense on December 17, 2025. The grant-date fair value of options granted during the six months ended January 31, 2026 was $1,913,692

The grant-date fair value of the stock options was estimated using the Black-Scholes option pricing model. The determination of the fair value of share-based awards on the grant date using an option pricing model is affected by the Company’s stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the expected term of the options, expected stock price volatility, risk-free interest rate, and expected dividend yield.

The following table presents the allocation of share-based compensation expense by functional expense category for the periods presented:

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cost of revenue	$223,942	$—
General & administrative expenses	10,181	—
Research & development expenses	559,855	—
Sales and marketing expenses	1,119,714	—
Total share-based compensation expenses	$1,913,692	$—

As of January 31, 2026, there was no unrecognized compensation cost related to unvested stock options.

For the Six Months Ended January 31,
2026
Expected volatility	60.67%
Expected term (years)	5
Risk-free interest rate	3.70%
Expected dividend yield	—%

The following table summarizes stock option activity for the six months ended January 31, 2026:

	Number of Options	Weighted-average Exercise Price
Outstanding at July 31, 2025	—	$—
Granted	2,000,000	1.75
Exercised	—	—
Forfeited	—	—
Outstanding at January 31, 2026	2,000,000	$1.75

All outstanding options were vested and exercisable as of January 31, 2026. No options were exercised during the six months ended January 31, 2026.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SEGMENT REPORTING

The Group adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, during the year ended July 31, 2025. The adoption did not change how segments are identified, aggregated or measured, but added incremental annual and interim disclosure requirements.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, recoup of advances to game developers and revenue share with game developers and IP holders, advertising expenses, transaction fees, server cost directly related to the host of games, in-house payroll cost directly related to the art and design support services provided. The following table summarizes the operating results reviewed by CODM and reconciliation to net income as reported in the consolidated statement of comprehensive income.

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Consolidated in-game purchases	$48,603,849	$49,125,267
Less: Revenue share with game developers and IP holders	8,186,251	9,453,531
Transaction fee	2,245,367	2,486,795
Advertisement expense	18,760,029	24,651,703
Server cost directly related to hosting the games	1,400,430	894,239
Segment profits	18,011,772	11,638,999

Other operating expenses:
Payroll and related cost	7,698,199	4,025,616
Share-based compensation cost	1,913,692	-
Lease expense	1,451,104	1,101,375
Depreciation and amortization expense (including prepaid royalties amortization)	867,889	1,339,080
Impairment expense	892,534	1,392,610
Recoup of advances made to game developers	1,549,346	1,362,612
Other cost of sales (1)	2,325,095	805,784
Other selling and marketing expenses (2)	1,441,766	766,401
Other general and administrative expenses (3)	1,621,277	1,387,283
Total other operating expenses	19,760,902	12,180,761

Income (loss) from operation	(1,749,130)	(541,762)
Interest income, net	333,453	282,507
Foreign Currency Transaction gain (loss)	260,296	221,056
Other income	499,078	292,677
Income before income tax	$(656,303)	$254,478

(1)	Other cost of sales mainly includes server and infrastructure cost that are not directly related to the host of a specific game and certain outsourcing cost.

(2)	Other selling and marketing expenses mainly includes cost associated with meeting, travel and promotions.

(3)	Other general and administrative expenses mainly includes cost associated with professional services, office supplies, recruiting and education.

CTW CAYMAN AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SEGMENT REPORTING (cont.)

The following table reconcile from consolidated in-game purchase amount of revenue.

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue reconciliation
Consolidated in-game purchases	$48,603,849	$49,125,267
Less:
Recoup of advances made to game developers	1,549,346	1,362,612
Revenue share paid to game developers	6,122,156	6,548,748
Consolidated revenue	$40,932,347	$41,213,907

As of January 31, 2026 and July 31, 2025, the Group’s long-lived assets by geographic locations are as follows:

	As of
	January 31, 2026 (Unaudited)	July 31, 2025
Japan	$15,506,677	$14,726,888
Singapore	11,191,484	6,502,511
Taiwan	3,901,121	4,481,573
China, excluding Taiwan	2,376,709	836,698
United States	2,350,346	—
Total	$35,326,337	$26,547,670

NOTE 17 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events,” the Group has evaluated events or transactions that occurred after January 31, 2026 through May 13, 2026, the date the unaudited condensed consolidated financial statements were issued. Management should update this disclosure for all recognized and non-recognized subsequent events before issuance.